[C&C Letterhead]

August 17, 2016

RiverNorth Marketplace Lending Corporation
325 North LaSalle Street, Suite 645
Chicago, Illinois 60654

Re:	RiverNorth Marketplace Lending Corporation

Ladies and Gentlemen:

We have acted as counsel for RiverNorth Marketplace Lending Corporation (the “Fund”) in connection with the registration under the Securities Act of 1933, as amended (the “Act”), of certain of its common stock (the “Shares”) covered by Registration Statement No. 333‑204886 on Form N‑2, as it is proposed to be amended by Pre-Effective Amendment No. 4 (as proposed to be amended, the “Registration Statement”).

In this connection we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate and other records, certificates and other papers as we deemed it necessary to examine for the purpose of this opinion, including the articles of incorporation and by-laws of the Fund, actions of the board of directors of the Fund authorizing the issuance of shares of the Fund and the Registration Statement.

We assume that, upon sale of the Shares, the Fund will receive the authorized consideration therefor, which will at least equal the net asset value of the Shares.

Based upon the foregoing, we are of the opinion that when the Shares are issued and sold after the Registration Statement has been declared effective and the authorized consideration therefor is received by the Fund, they will be legally issued, fully paid and nonassessable by the Fund.

In rendering the foregoing opinion, we have relied upon the opinion of Shapiro Sher Guinot & Sandler, P.A. expressed in their letter to us dated August 17, 2016.

We consent to the filing of this opinion as an exhibit to the Registration Statement.  In giving this consent, we do not admit that we are in the category of persons whose consent is required under section 7 of the Act.

Very truly yours,

/s/ Chapman and Cutler LLP